Exhibit 99.1

Ritchie Bros. Announces Selection of Chief Human Resources Officer

VANCOUVER, Jan. 9, 2015 /CNW/ - Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA, the "Company") is pleased to announce that Todd Wohler has agreed to join the Company as Chief Human Resources Officer effective March 1, 2015.

Mr. Wohler brings over 20 years of experience across multiple geographies and industries.  After earning a degree in mechanical engineering from Virginia Tech, Todd began his career at Schlumberger, a global oil and gas technology company, where he worked in many different branches of the company in the US, Paris, and London during his 20 year tenure.  Todd has also served as Chief Human Resources Officer at Quintiles Transnational, as Senior Vice President of Human Resources at ARAMARK for ARAMARK's international business, and as Senior Vice President of Human Resources at United Water.  Over the course of his career Todd has been instrumental in building global teams and organizations that have excellent track records of success.  He has developed and implemented transformational HR strategies and recruited hundreds of executives and leaders for organizations across the globe in multiple industries.

"I am delighted to have the opportunity to partner again with Todd to create strong, winning teams at Ritchie Bros.," said Ravi Saligram, Chief Executive Officer.  "He is a high integrity leader, an exceptional recruiter and a talent magnet, skilled at building organizational capacity and capabilities and ensuring systematic transfer of best practices."

Mr. Wohler will be based out of the Company's Vancouver headquarters, subject to receipt of the necessary Canadian work authorization.  He is currently providing consulting services to the Company.

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world's largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. TM solutions make it easy for the world's builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOneTM secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

SOURCE Ritchie Bros. Auctioneers

%CIK: 0001046102

For further information: Jamie Kokoska, Director, Investor Relations, Phone: 1.778.331.5219, Email: jkokoska@rbauction.com; Ian Malinski, Corporate Communications Lead, Phone: 1.778.331.5432, Email: CorpComm@rbauction.com

CO: Ritchie Bros. Auctioneers

CNW 19:08e 09-JAN-15